UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 3)


                                NRG ENERGY, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    629377508
                                 (CUSIP Number)

               MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS L.P.
          MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (BERMUDA) L.P.
                       MATLINPATTERSON GLOBAL ADVISERS LLC
                       MATLINPATTERSON GLOBAL PARTNERS LLC
                      MATLINPATTERSON ASSET MANAGEMENT LLC
                               MATLINPATTERSON LLC
                                MARK R. PATTERSON
                                 DAVID J. MATLIN
                            (Name of Persons Filing)


                                  ROBERT WEISS
                       MATLINPATTERSON GLOBAL ADVISERS LLC
                               520 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 651-9525
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 21, 2004
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         629377508                                                    3

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF, WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E):
                                                                            [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER:        -0-
NUMBER OF SHARES
BENEFICIALLY                    ------------------------------------------------
OWNED BY                         8.    SHARED VOTING POWER:      6,307,264
EACH
REPORTING                       ------------------------------------------------
PERSON                           9.    SOLE DISPOSITIVE POWER:   -0-
WITH
                                ------------------------------------------------
                                10.    SHARED DISPOSITIVE POWER: 6,307,264

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     6,307,264
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.2%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------

CUSIP No.         629377508                                                    4

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (BERMUDA) L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF, WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E):
                                                                            [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  BERMUDA

--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER:        -0-
NUMBER OF SHARES
BENEFICIALLY                    ------------------------------------------------
OWNED BY                         8.    SHARED VOTING POWER:      2,197,780
EACH
REPORTING                       ------------------------------------------------
PERSON                           9.    SOLE DISPOSITIVE POWER:   -0-
WITH
                                ------------------------------------------------
                                10.    SHARED DISPOSITIVE POWER: 2,197,780

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     2,197,780
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.5%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------

CUSIP No.         629377508                                                    5

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     MATLINPATTERSON GLOBAL ADVISERS LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF, WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E):
                                                                            [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER:        -0-
NUMBER OF SHARES
BENEFICIALLY                    ------------------------------------------------
OWNED BY                         8.    SHARED VOTING POWER:      8,505,044
EACH
REPORTING                       ------------------------------------------------
PERSON                           9.    SOLE DISPOSITIVE POWER:   -0-
WITH
                                ------------------------------------------------
                                10.    SHARED DISPOSITIVE POWER: 8,505,044

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     8,505,044
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.8%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  IA

--------------------------------------------------------------------------------

CUSIP No.         629377508                                                    6

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     DAVID J. MATLIN
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF, WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E):
                                                                            [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER:        -0-
NUMBER OF SHARES
BENEFICIALLY                    ------------------------------------------------
OWNED BY                         8.    SHARED VOTING POWER:      8,505,044
EACH
REPORTING                       ------------------------------------------------
PERSON                           9.    SOLE DISPOSITIVE POWER:   -0-
WITH
                                ------------------------------------------------
                                10.    SHARED DISPOSITIVE POWER: 8,505,044

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     8,505,044
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.8%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

CUSIP No.         629377508                                                    7

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     MARK R. PATTERSON
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF, WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E):
                                                                            [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER:        11,294
NUMBER OF SHARES
BENEFICIALLY                    ------------------------------------------------
OWNED BY                         8.    SHARED VOTING POWER:      8,505,044
EACH
REPORTING                       ------------------------------------------------
PERSON                           9.    SOLE DISPOSITIVE POWER:   11,294
WITH
                                ------------------------------------------------
                                10.    SHARED DISPOSITIVE POWER: 8,505,044

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     8,516,338
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.8%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

CUSIP No.         629377508                                                    8

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     MATLINPATTERSON GLOBAL PARTNERS LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF, WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E):
                                                                            [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER:        -0-
NUMBER OF SHARES
BENEFICIALLY                    ------------------------------------------------
OWNED BY                         8.    SHARED VOTING POWER:      8,505,044
EACH
REPORTING                       ------------------------------------------------
PERSON                           9.    SOLE DISPOSITIVE POWER:   -0-
WITH
                                ------------------------------------------------
                                10.    SHARED DISPOSITIVE POWER: 8,505,044

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     8,505,044
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.8%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  HC

--------------------------------------------------------------------------------

CUSIP No.         629377508                                                    9

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     MATLINPATTERSON ASSET MANAGEMENT LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF, WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E):
                                                                            [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER:        -0-
NUMBER OF SHARES
BENEFICIALLY                    ------------------------------------------------
OWNED BY                         8.    SHARED VOTING POWER:      8,505,044
EACH
REPORTING                       ------------------------------------------------
PERSON                           9.    SOLE DISPOSITIVE POWER:   -0-
WITH
                                ------------------------------------------------
                                10.    SHARED DISPOSITIVE POWER: 8,505,044

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     8,505,044
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.8%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  HC

--------------------------------------------------------------------------------

CUSIP No.         629377508                                                   10

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     MATLINPATTERSON LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF, WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E):
                                                                            [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER:        -0-
NUMBER OF SHARES
BENEFICIALLY                    ------------------------------------------------
OWNED BY                         8.    SHARED VOTING POWER:      8,505,044
EACH
REPORTING                       ------------------------------------------------
PERSON                           9.    SOLE DISPOSITIVE POWER:   -0-
WITH
                                ------------------------------------------------
                                10.    SHARED DISPOSITIVE POWER: 8,505,044

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     8,505,044
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.8%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  HC

--------------------------------------------------------------------------------

EXPLANATORY NOTE

                  This Amendment No. 3 ("AMENDMENT NO. 3") to Schedule 13D is filed by the undersigned to amend and supplement the statement on Schedule 13D originally filed on December 15, 2003 (the "INITIAL STATEMENT") as amended by Amendment No. 1 to Schedule 13D filed on January 5, 2004 ("AMENDMENT NO. 1") as amended by Amendment No. 2 to Schedule 13D filed on December 14, 2004 ("AMENDMENT NO. 2," and together with Amendment No. 1, the Initial Statement and this Amendment No. 3, the "STATEMENT") for the purpose of disclosing the sale of securities by the certain of the Reporting Persons pursuant to the stock purchase agreement described in this Statement. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Statement.

ITEM 1.           SECURITY AND ISSUER.

                  No Change.

ITEM 2.           IDENTITY AND BACKGROUND.

                  No Change.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No Change.

ITEM 4.           PURPOSE OF TRANSACTION.

                  No Change.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of Amendment No. 1 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

                  (a) As of the date hereof, Matlin Partners (Delaware) and Matlin Partners (Bermuda) are each a direct beneficial owner of approximately 6,307,264 and approximately 2,197,780 shares of Common Stock, respectively, and MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global

         Partners, Mark R. Patterson and David J. Matlin are each an indirect beneficial owner of approximately 8,505,044 shares of Common Stock. The approximately 8,505,044 shares of Common Stock represent approximately 9.8% of the Issuer's issued and outstanding shares of Common Stock. The approximately 6,307,264 shares of Common Stock owned by Matlin Partners (Delaware) and approximately 2,197,780 shares of Common Stock owned by Matlin Partners (Bermuda) represent approximately 7.2% and 2.5% of the Issuer's issued and outstanding shares of Common Stock, respectively. These percentages take into account the fact that the shares of Common Stock sold by Matlin Partners (Delaware) and Matlin Partners (Bermuda) to the Issuer are no longer outstanding as of December 21, 2004. If such shares of Common Stock were outstanding, these percentages would be 6.3% and 2.2%, respectively. These numbers do not include 11,294 deferred stock units granted in March 2004 to Mark R. Patterson. These units converted into 11,294 shares of Common Stock upon Mark R. Patterson's resignation from the Board of Directors of the Company on December 21, 2004. Mark R. Patterson has direct beneficial ownership of these shares of Common Stock.

                           (i) Matlin Global Partners serves as General Partner of Matlin Partners (Delaware) and Matlin Partners (Bermuda). By reason of such relationships, Matlin Global Partners may be deemed to beneficially own share the shares beneficially owned by Matlin Partners.

                           (ii) Matlin Advisers serves as investment advisor to Matlin Partners. By reason of such relationships, Matlin Advisers may be deemed to beneficially own the shares beneficially owned by Matlin Partners.

                           (iii) Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. By reason of such relationships, Matlin Asset Management may be deemed to beneficially own the shares beneficially owned by Matlin Partners.

                           (iv) MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to beneficially own the shares beneficially owned by Matlin Partners.

                           (v) Mark R. Patterson and David J. Matlin are the holders of all of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark Patterson and David Matlin may be deemed to share voting and dispositive power over the shares beneficially owned by Matlin Partners.

                  (b) Matlin Partners (Delaware) and Matlin Partners (Bermuda) have shared power to vote and shared dispositive power of 6,307,264 shares of Common Stock and 2,197,780 shares of Common Stock, respectively. MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, Mark R. Patterson and David J. Matlin each have shared power to vote and shared dispositive power of 8,505,044 shares of Common Stock. Mark
         R. Patterson has the sole power to vote and sole dispositive power of 11,294 shares of Common Stock.

                  (c) On December 20, 2004, Matlin Partners (Delaware) sold 9,640,683 shares of Common Stock to the Issuer and Matlin Partners (Bermuda) sold 3,359,317 shares of Common Stock to the Issuer, for a purchase price of $31.16 per share, pursuant to the Stock Purchase Agreement. Reference is made to the Stock Purchase Agreement filed as
         Exhibit 6 to Amendment No. 2, which is incorporated herein by reference.

                  (d) To the best knowledge of MatlinPatterson, Matlin Asset Management, Matlin Advisers and Matlin Global Partners with respect to the directors and executive officers named in this Statement, none of the persons (i) beneficially owns any shares of Common Stock (other than in his or her capacity as a controlling member, executive officer or director of such corporation or limited liability company) or (ii) has the right to acquire any Common Stock owned by other parties.

                  (e) The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by other parties.

                  (f) Except as reported in this Statement, no other person is known to any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of the Common Stock held by the Reporting Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER.

                  No Change.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  No Change.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2004



                                          MATLINPATTERSON LLC


                                          By:  /s/ Mark R. Patterson
                                               --------------------------------
                                               Name:  Mark R. Patterson
                                               Title:  Member


                                          MATLINPATTERSON ASSET MANAGEMENT LLC


                                          By:  /s/ Mark R. Patterson
                                               --------------------------------
                                               Name:  Mark R. Patterson
                                               Title:  Chairman


                                          MATLINPATTERSON GLOBAL ADVISERS LLC


                                          By:  /s/ Mark R. Patterson
                                               --------------------------------
                                               Name:  Mark R. Patterson
                                               Title:  Chairman


                                          MATLINPATTERSON GLOBAL PARTNERS LLC


                                          By:  /s/ Mark R. Patterson
                                               --------------------------------
                                               Name:  Mark R. Patterson
                                               Title:  Chairman

                                          MATLINPATTERSON GLOBAL
                                          OPPORTUNITIES PARTNERS L.P.


                                          By:  MatlinPatterson Global
                                               Partners LLC


                                          By:  /s/ Mark R. Patterson
                                               --------------------------------
                                               Name:  Mark R. Patterson
                                               Title:  Director


                                          MATLINPATTERSON GLOBAL OPPORTUNITIES
                                          PARTNERS (BERMUDA) L.P.


                                          By:  MatlinPatterson Global
                                               Partners LLC


                                          By:  /s/ Mark R. Patterson
                                               --------------------------------
                                               Name:  Mark R. Patterson
                                               Title:  Director


                                          DAVID J. MATLIN


                                          By:  /s/ David J. Matlin
                                               --------------------------------
                                               David J. Matlin


                                          MARK R. PATTERSON


                                          By:  /s/ Mark R. Patterson
                                               --------------------------------
                                               Name:  Mark R. Patterson